SEC FILE NUMBER

CUSIP NUMBER 25402T

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):    ☒Form 10-K     ☐Form 20-F     ☐Form 11-K     ☐Form 10-Q     ☐Form 10D
☐Form N-SAR     ☐Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction(on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________________________________________________________________________________________

_________________________________________________________

PART I
REGISTRANT INFORMATION

Diguang International Development Co., Ltd.
Full name of Registrant

Online Processing, Inc.
Former Name if Applicable

23rd Floor, Building A, Galaxy Century Building, No. 3069 Caitian Road,
Address of Principal Executive Office (Street and number)

Futian District, Shenzhen, People’s Republic of China. Post Code: 51826
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X
(b)          The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the Fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant needs additional time to finalize its financial statements and will be unable to complete the 2007 annual report on Form 10-K by the initial filing date of the Form 10-K without unreasonable effort or expense. The Registrant intends to file the form 10-K as soon as practicable..

The delay is caused by the need to consolidate the Company’s historical financial statements which reflect the financial results of two newly acquired entities, North Diamond Ltd. and Dongguan Diguang Electronics Science & Technology Co. Ltd. in 2006 and 2005 respectively, which are related companies under common control. The Registrant needs to include the financial results in 2006 and 2005 to conform with US GAAP and to give the investors a clearer financial position of the Registrant.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Keith Hor	86	755-26611731
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒Yes     ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes     ☐No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Please see attached explanation.

Diguang International Development Co., Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2008	By:	/s/ Keith Hor

Keith Hor Chief Financial Officer

Diguang International Development Co., Ltd.

Form 12b-25

NOTIFICATION OF LATE FILING

Form 10K for year ended December 31, 2007

Part IV -OTHER INFORMATION

(3) Significant change in Diguang’s results of operation from 2006.

The following table illustrates the comparison of results of operation for 2007 and 2006 on the basis that North Diamond Ltd. and Dongguan Diguang Electronics Science & Technology Co. Ltd were in existence at the beginning of the respective years.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
INCOME STATEMENT
(In US Dollars)

	Year ended December 31,
	2007	2006
		(restated)
Revenue	45,909,256	34,318,688
Gross profit	7,821,337	11,191,218
Net income(loss)	(2,905,337)	1,664,816
Basic and diluted Earnings (loss) per share	(0.13)	0.07
Weighted average shares outstanding - basic and diluted	22,531,384	22,531,384

•	Net revenues for fiscal year 2007 increased 34% compared to 2006, to $45.9 million from $34.3 million
•	Gross profit in fiscal year 2007 was $7.8 million, compared to $11.2 million in 2006; gross margin in 2007 was 17%, compared to 32.6% in 2006.
•	The Company realized a net loss of $2.9 million in fiscal year 2007, compared to net income of $1.7 million in year 2006.
•	242,300 common shares were repurchased in 2007, at an average price of $1.77 per share.

Full Year 2007 Results

Revenue for the fiscal year ended December 31, 2007 increased 34% to $45.9 million from $34.3 million in 2006, of which revenue generated from North Diamond Ltd., the new manufacturing facilities in Yangzhou, amounted to $8 million and $3.7 million for 2007 and 2006 respectively. The increase was primarily attributable to increasing orders of new products by international customers; increases in the delivery of 7”-10.4” inches of LED backlight products; an increasing trend of CCFL products above 10.4” replacing smaller, traditional products; and a generally increasing global demand for LCD display technologies.

Moreover, our new manufacturing facilities from Wuhan Diguang Electronics Co., Ltd., located in Central China, had contributed $4 million commencing from the third quarter in 2007.

Gross margin for the year ended December 31, 2007 was 17%, compared to a 32.6% gross margin recorded for the year ended December 31, 2006. The decline in gross margin is primarily attributable to industry-wide pricing pressures on legacy products, an inability to transfer pricing pressure to suppliers, and the Company’s pricing initiatives while introducing new products and its efforts to capture market share.

The increase in one-off items and special charges for the year ended December 31, 2007 is as follows:

Bad debt allowance was $604,000 for the year ended December 31, 2007, compared to $259,000 for the prior year. In addition, there was a non-cash impairment realized in long term investment amounting to $622,000 for the year ended December 31, 2007.

In addition, we have incurred $100,000 consultant fee to comply with the Sarbanes-Oxley 404 requirements and $40,000 due diligence fee in connection with the acquisition of Dongguan Diguang Electronics Science &Technology Co., Ltd in the fourth quarter ended December 31, 2007.

Net loss was $2.9 million for the year ended December 31, 2007, compared with $1.7 million net income during 2006. Diluted weighted average earnings (loss) per share totaled $(0.13) for the year ended December 31, 2007, compared to $0.08 for the year ended December 31, 2006. Earnings per share was negatively impacted by $0.13 per share due to a significant increase in operating expenses, as well as non-cash charges, including impairment loss in long term investment, bad debt allowances, inventory write-down and share-based compensation.

At December 31, 2007, Diguang International Development Co., Ltd. had cash and cash equivalents of $16.3 million, working capital of $11.8 million, and no long-term debt. Shareholders’ equity was approximately $27.3 million.

Reconciliation of GAAP Net Income and Earnings Per Share to Non-GAAP Net Income and Earnings Per Share

	Year Ended December 31
	2006	2007

GAAP net income/(loss)	1,665,000	(2,905,000)
Inventory write-down	545,000	296,000
Stock-based compensation	2,134,000	1,206,000
Bad debt allowance	259,000	604,000
Impairment loss		622,000
New manufacturing start-up expenses		260,000
Non-GAAP net income	4,603,000	83,000

GAAP net income/(loss) per share	0.08	(0.13)
Inventory write-down	0.03	0.01
Stock-based compensation	0.10	0.05
Bad debt allowance	0.01	0.03
Impairment loss	0.00	0.03
New manufacturing start-up expenses	0.00	0.01
Non-GAAP earnings per share - basic and diluted	0.22	0.00

Weighted average shares outstanding - basic and diluted	21,383,960	22,531,384